April 8, 2021

Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: RealyInvest NNN, LLC

Offering Statement on Form 1-A

File No. 024-11345

Dear Mr. Burr:

We are in receipt of your comment letter dated March 15, 2021 regarding the Amendment to the Offering Circular (“Offering Circular”) on form 1A filed by RealyInvest NNN, LLC (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 3 to Offering Statement on Form 1-A filed on March 2, 2021

General

1.We note your disclosure on page 60 that you intend to purchase a building upon completion of the offering. You have not identified a property and it appears that you do not intend to identify a property prior to the qualification of this offering statement.

Therefore, it appears that all material information that investors would need to make an investment decision will not be included at the time of qualification and that the offering would be conducted on a delayed basis. Please revise your offering statement to identify a property or provide us with a detailed legal analysis as to why your offering is not a delayed offering.

Additional disclosure has been provided regarding the identified property.

Master Series Table, page 8

2.As it does not appear that you have named the underlying properties to be acquired in your filing, please address the following:

•Please clarify for us and in your filing if you have identified any properties for potential acquisition.

The Company has identified a property for possible acquisition.  Additional disclosure has been provided regarding the identified property.

•To the extent you have identified any properties, please tell us and revise your filing to disclose if you determined that such property acquisitions are probable or not probable. Within your response, provide a detailed analysis regarding your conclusion.

We have added language and analysis regarding the probability of this acquisition.

•To the extent you have identified any probable acquisitions, please tell us if any of the probable acquisitions have a rental history.

We have not received any specific information from current owner of the identified property regarding the rental history. However, we have identified sources of publicly available information that provide some clarity on the property’s rental history. The websites, www.crexi.com, www.commercialexchange.com and www.costar.com  provide rental information on similar properties in the general geographic area of the identified property.

•To the extent such properties have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of Form 1-A.

210.3-14(a)(1)(ii) requires financial statements be prepared in connection with the acquisition of a “real estate operation” has occurred or is probable.   Because the Company does not believe that it can definitively declare that acquisition is probable, we do not believe that it is necessary to provide financial statements and pro forma financial information.

Although Rule 3-14 itself is rather brief, its application has been subject to various interpretations by the Securities and Exchange Commission (SEC) staff, preparers and their advisers over the years. The SEC staff’s guidance is included in the

Division of Corporation Finance’s Financial Reporting Manual (FRM),1 in Section 2300, Real Estate Acquisitions and Properties Securing Mortgages.

Rule 3-14 applies to significant consummated and probable acquisitions of real estate operations that generate revenue through rental income. The Division of Corporation Finance’s Financial Reporting Manual (FRM) states that the assessment of “probability” requires consideration of all available facts.  In the case of the Company, although the Company has identified a property, there is no assurance that this specific property will ultimately be acquired.  The Company has simply identified this property as one of many similar type properties that the Company will target to acquire for its Series NNN-1.  With respect to the identified property listed in the Offering Circular, the Company has not entered into a purchase agreement, contract or letter of intent and has not made a deposit or put money into escrow for this particular property.  Furthermore, the Company has not had any interaction with the Seller or Seller’s agent outside of general inquiries regarding the property in general.  Based upon these facts, the Company does not believe that the acquisition of this property is probable.

Even if this, or another property is put under contract and an escrow deposit is made, these contracts are subject to due diligence, inspections and the ultimate purchase is not generally probable until the inspection period has lapsed.   Once an acquisition has been completed or becomes “probable”, the Company will amend its financial statements to provide the information required under Rule 3-14, unless such property does not have a leasing history, such as a previously owner-occupied or newly constructed property.  Additionally, as set forth in the FRM, “where the leasing history is less than three months, financial statements of the property are not required,” and therefore will not be included.

Additional disclosure has been added to address the lack of probability.

3.We note your disclosure of Stated Yield Rate. Please address the following:

•Please tell us how you determined this terminology was appropriate. In your response, please clarify if Stated Yield Rate is a defined term of the security and tell us what consideration you gave to captioning this rate as distribution rate or dividend rate.

•Please tell us if you will populate this rate prior to qualification. To the extent you retain and populate this rate prior to qualification, we may have further comment.

Stated Yield Rate is the anticipated annualized return or dividend, which is based upon the anticipated yield rate of the underlying lease payments.  This is not a guaranteed return.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.